Consolidated Statements of Financial Position [unaudited]

As at July 31 with comparatives at October 31 ($ millions)	2008	2007
Assets
Current assets
Cash and cash equivalents	$130	$222
Short-term investments	-	102
Accounts receivable, net	268	287
Notes receivable	83	-
Unbilled revenue	103	99
Inventories, net	101	128
Income taxes recoverable	56	54
Current portion of deferred tax assets	46	45
Prepaid expenses and other	46	35
Assets held for sale	6	1
Total current assets	839	973

Property, plant and equipment, net	347	386
Deferred tax assets	28	4
Long-term investments and other	172	290
Goodwill	805	782
Intangible assets, net	501	583
Total assets	$2,692	$3,018

Liabilities and Shareholders’ Equity
Current liabilities
Bank indebtedness	$15	$-
Accounts payable and accrued liabilities	282	384
Current portion of deferred revenue	78	71
Income taxes payable	16	57
Current portion of long-term debt	20	94
Current portion of deferred tax liabilities	22	10
Total current liabilities	433	616

Long-term debt	279	290
Deferred revenue	14	17
Other long-term obligations	33	30
Deferred tax liabilities	136	168
Total liabilities	895	1,121

Shareholders’ equity
Common shares, at par – Authorized shares: unlimited; Issued and outstanding shares: 121,093,730 and 122,578,331 for July 31, 2008 and October 31, 2007, respectively.	491	493
Additional paid-in capital	76	72
Retained earnings	840	842
Accumulated other comprehensive income	390	490
Total shareholders’ equity	1,797	1,897
Total liabilities and shareholders’ equity	$2,692	$3,018
Incorporated Under The Canada Business Corporations Act
See accompanying notes.

Consolidated Statements of Operations
[unaudited]

	Three months ended July 31		Nine months ended July 31
($ millions)	2008	2007 Restated (Note 2)	2008	2007 Restated (Note 2)
Revenues
Products	$155	$170	$475	$404
Services	143	138	445	408
Reimbursement revenues	23	25	73	71
Total revenues	321	333	993	883
Costs and expenses
Direct cost of products	(95)	(109)	(296)	(263)
Direct cost of services	(98)	(83)	(291)	(255)
Reimbursed expenses	(23)	(25)	(73)	(71)
Selling, general and administration	(63)	(66)	(202)	(181)
Research and development	(19)	(20)	(61)	(48)
Depreciation and amortization	(25)	(24)	(75)	(56)
Asset impairment	(11)	-	(11)	-
Restructuring charges - net	(10)	(3)	(11)	(41)
Other income (expenses) - net	1	(7)	7	(77)
Total costs and expenses	(343)	(337)	(1,013)	(992)
Operating loss from continuing operations	(22)	(4)	(20)	(109)
Interest expense	(5)	(6)	(17)	(20)
Interest income	3	4	13	18
Mark-to-market on interest rate swaps	-	(1)	2	-
Equity earnings	14	15	38	40
Income (loss) from continuing operations before income taxes	(10)	8	16	(71)
Income tax (expense) recovery
- current	1	5	(24)	34
- deferred	(1)	(6)	26	(11)
Income (loss) from continuing operations	(10)	7	18	(48)

Income from discontinued operations – net of income tax	-	-	-	808
Net income (loss)	$(10)	$7	$18	$760

Basic earnings (loss) per share
- from continuing operations	$(0.08)	$0.06	$0.15	$(0.36)
- from discontinued operations	-	(0.01)	-	5.99
Basic earnings (loss) per share	$(0.08)	$0.05	$0.15	$5.63

Diluted earnings (loss) per share
- from continuing operations	$(0.08)	$0.06	$0.15	$(0.36)
- from discontinued operations	-	(0.01)	-	5.99
Diluted earnings (loss) per share	$(0.08)	$0.05	$0.15	$5.63
See accompanying notes

Consolidated Statements of Comprehensive Income
[Unaudited]
	Three months ended July 31		Nine months ended July 31
($ millions)	2008	2007 Restated (Note 2)	2008	2007 Restated (Note 2)
Net income (loss)	$(10)	$7	$18	$760
Foreign currency translation	(16)	42	(91)	71
Unrealized loss on available-for-sale assets	(1)	-	-	(3)
Unrealized gain (loss) on derivatives designated as cash flow hedges, net of tax	(1)	-	(5)	5
Reclassification of realized losses	-	-	-	(2)
Repurchase and cancellation of Common shares	(2)	-	(4)	(33)
Other comprehensive income (loss)	$(20)	$42	$(100)	$38
Comprehensive income (loss)	$(30)	$49	$(82)	$798

Consolidated Statements of Cash Flows
    [Unaudited]
Three months ended July 31			Nine months ended July 31
($ millions)	2008	2007 Restated (Note 2)	2008	2007 Restated (Note 2)
Operating activities
Net income (loss)	$(10)	$7	$18	$760
Less: Income from discontinued operations – net of tax	-	-	-	808
Income (loss) from continuing operations	(10)	7	18	(48)
Adjustments to reconcile net income to cash provided (used in) operating activities relating to continuing operations:
Items not affecting current cash flow	35	35	64	195
Changes in non-cash operating assets and liabilities balances relating to operations	(2)	(42)	(130)	(41)
Cash provided by (used in) operating activities of continuing operations	23	-	(48)	106
Cash provided by (used in) operating activities of discontinued operations	-	1	-	(52)
	23	1	(48)	54
Investing activities
Acquisitions	(16)	2	(18)	(601)
Purchase of property, plant and equipment	(14)	(27)	(42)	(43)
Proceeds on sale of property, plant and equipment	-	-	3	-
Proceeds on sale of short-term investments	-	14	101	165
Purchases of short-term investments	-	(81)	-	(118)
Proceeds on sale of long-term investment	1	-	8	13
Proceeds on sale of product line	15	-	15	-
Decrease (increase) in restricted cash	1	-	(2)	(3)
Other	-	(2)	-	(2)
Cash provided by (used in) investing activities of continuing operations	(13)	(94)	65	(589)
Cash provided by investing activities of discontinued operations	-	-	-	929
	(13)	(94)	65	340
Financing activities
Increase in Bank Indebtedness	15	-	15	-
Repayment of long-term debt	-	(1)	(81)	(8)
Decrease in deferred revenue and other long-term obligations	-	1	-	1
Payment of cash dividends	-	-	-	(3)
Issuance of shares	1	5	6	15
Repurchase of shares	(15)	-	(32)	(441)
Cash provided by (used in) financing activities of continuing operations	1	5	(92)	(436)
Cash used in financing activities of discontinued operations	-	-	-	(2)
	1	5	(92)	(438)
Effect of foreign exchange rate changes	(6)	11	(17)	15
Net increase (decrease) in cash and cash equivalents during the period	5	(77)	(92)	(29)
Cash and cash equivalents, beginning of period	125	287	222	239
Cash and cash equivalents, end of period	$130	$210	$130	$210
See accompanying notes

Notes to Unaudited Consolidated Financial Statements
[A ll tabular amounts in millions of U.S. dollars, except where noted]

1.	Basis of Presentation
The accompanying unaudited consolidated financial statements have been prepared by the Company in United States (US) dollars and in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial reporting, which do not conform in all respects to the requirements of U.S. GAAP for annual financial statements.  Accordingly, these condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in the Company’s amended Annual Report for the fiscal year ended October 31, 2007, filed on January 29, 2008 with the U.S. Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada.  These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company’s audited consolidated financial statements for the year ended October 31, 2007.   There have been no material changes to the Company’s significant accounting policies since October 31, 2007, except as described below under “Recently Adopted Accounting Pronouncements”.  These policies are consistent with accounting principles generally accepted in Canada (Canadian GAAP) in all material respects except as described in Note 22.

Comparative Figures
Certain figures for the previous year have been reclassified to conform to the current period financial statement presentation.

Use of Estimates
In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available.  If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s results of operations and financial position could be materially impacted.

2.	Changes Affecting Fiscal 2008 Consolidated Financial Statements
a.	Restatement of 2007 Interim Financial Statements
During the preparation of the 2007 annual financial statements, an error was identified in the U.S. GAAP reconciliation provided as part of the fiscal 2007 interim financial statements with respect to certain stock-based incentive compensation plans for which an incorrect valuation methodology was utilized.  The Company has corrected this error by restating selling, general and administration expenses for the three months ended July 31, 2007 with a reduction of $2 million in the accompanying quarterly consolidated financial statements and reducing the value of accrued liabilities by a similar amount.  The Canadian GAAP financial statements previously reported were not impacted by the change, except for the reconciliation to U.S. GAAP (see Note 22).

b. Recently Adopted Accounting Pronouncements
On November 1, 2007, the Company adopted the provisions of the U.S. Financial Accounting Standards Board (FASB) interpretation
No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.   FIN 48 clarifies accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold of more likely than not to be sustained upon audit examination.  As a result of the implementation, an adjustment to the liability for unrecognized tax benefits was not required; accordingly, no adjustment was made to opening retained earnings at November 1, 2007.

At May 1, 2008, the total amount of unrecognized tax benefits, including interest and penalties, was $29 million.  Of these unrecognized tax benefits, $22 million, if recognized, would favourably affect the effective income tax rate in the future.  The amount of unrecognized tax benefits at July 31, 2008, including interest and penalties, is $31 million.

The Company accrues interest and penalties relating to unrecognized tax benefits in its provision for income taxes.  As of May 1, 2008, the balance of accrued interest and penalties was $6 million.  During the third quarter of 2008 there was an increase to the liability for interest and penalties by approximately $1 million.

MDS is subject to taxation in Canada and the US, its principal jurisdictions, and in numerous other countries around the world.  With few exceptions, MDS is no longer subject to examination by Canadian tax authorities for tax years before 2002, while most tax returns for 2002 and beyond remain open for examination.  Tax returns filed in the U.S. generally are not subject to examination for years before 2003, while 2003 and subsequent U.S. tax filings generally remain open for audit by tax authorities.  In certain circumstances, selective returns in earlier years are also open for examination.

3.	Recent U.S. Accounting Pronouncements
a. In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company on November 1, 2008. The Company does not expect the adoption of SFAS 157 to have a material impact on its consolidated results of operations and financial condition.

b.  In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115” (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 on November 1, 2008 and is currently evaluating the effects of the adoption of SFAS 159.  The adoption, however, is not expected to have a material impact on the consolidated results of operations and financial condition.

c. In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, a substantial amendment to SFAS 141. The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141R effective for acquisitions after October 31, 2009.  The Company is currently evaluating the effects that the adoption of SFAS 141R will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

d.  In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51”. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the noncontrolling interest held by others in entities that are consolidated by the reporting entity. The provisions of SFAS 160 are not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

e. In March 2008, the FASB issued SFAS no. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement 133”. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  MDS plans to adopt the provisions of SFAS 161 in the first quarter ending January 31, 2009.

f. In April 2008, the FASB issued Financial Statement Position, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets.  FSP 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The adoption is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

g. In May 2008, the FASB issued Financial Accounting Standard (SFAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). Under SFAS 162, the U.S. GAAP hierarchy will now reside in the accounting literature established by the FASB.  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with U.S. GAAP. SFAS No 162 will not impact the Company’s financial statements.

h. MDS has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  The Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) have recently confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  The CSA Staff proposed retaining the existing option for a domestic issuer that is also a Securities and Exchange Commission (SEC) registrant to use U.S. GAAP.

Separately, the SEC in late 2007 also eliminated the requirement of reconciling financial statements to U.S. GAAP for foreign private issuers that file under IFRS effective November 15, 2007.  On August 27, 2008, the SEC issued a proposal which would require registrants to issue their financial statement under IFRS beginning in 2014, 2015 or 2016 depending on the size of the issuer.   MDS has not made an assessment of the impact of a conversion to IFRS.

MDS adopted U.S. GAAP as the primary reporting standard for the Company’s consolidated financial statements in fiscal 2007.  MDS commenced reporting under U.S. GAAP to improve the comparability of the financial information with that of its competitors, the majority of whom are US-based multinational companies that report under U.S. GAAP.

4.	Acquisitions
a. Acquisition of Blueshift Biotechnologies Inc.
In June 2008, MDS acquired 100% of the stock of a small biomedical company focused on the development of screening platforms for life sciences research.  The purchase price totalled $13 million of which $1.5 million has been placed in escrow.  This escrow amount less claims for indemnifications will be released to the vendors on June 26, 2009.  An additional amount of $0.5 million has been placed in escrow which is contingent on the achievement of certain milestones.

The acquisition has been accounted for as a purchase in accordance with SFAS No. 141 and the Company has allocated the purchase price of the acquired assets and liabilities assumed.  The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price as additional information becomes available.  In connection with determining the fair value of the assets acquired and liabilities assumed, management performed assessments of assets and liabilities using customary valuation procedures and techniques.

The cost of the acquisition has been allocated as follows:
($ millions)
Intangible assets, primarily acquired technology	$8
Goodwill	5
Total purchase price	$13

b.	Other Acquisition
In December 2007, MDS acquired 100% of the stock of a small company that is in the process of developing a complimentary product to our MDS Analytical Technologies product portfolio. Consideration for the transaction was $2 million net of cash acquired, plus an additional $2 million in cash payments expected in 2008 which were placed in escrow according to the agreement. The additional $2 million payment was included in prepaid expenses in the second quarter of 2008, and was contingent on the retention of certain key employees and the completed validation of the functionality and technical specification of prototypes of the product acquired. The contingency related to the prototypes was fulfilled in the third quarter, and the amount of the notional payment was added to the purchase price and allocated to goodwill.

The purchase price and related allocations have been finalized.  In connection with the fair valuing of the assets acquired and liabilities assumed, MDS performed assessments of intangible assets using customary valuation procedures and techniques.  A value of $1 million was assigned to in-process research and development which has been expensed accordingly.

5.	Discontinued Operations and Assets Held for Sale
a. During the quarter ended July 31, 2008, the Company adopted a plan to dispose of an office building in Phoenix, Arizona which is part of the MDS Pharma Services segment for which assets will no longer be required due to the move to another facility.  The Company expects that the final sale and disposal of the asset will be completed by mid-2009.  In connection with the plan of disposal, the Company determined that the $6 million carrying value of the underlying asset does not exceed its fair value and there will be no impairment loss recorded.  The asset is separately presented on the balance sheet in the caption “Assets held for sale” and this asset is no longer depreciated.

b. In November 2007, the Company signed an agreement to sell its external beam therapy and self-contained irradiator product lines.  The sale closed on May 1, 2008 and the final purchase price adjustments, all immaterial, have been made.  Under the terms of this agreement, Best Medical International Inc., (Best Medical) a provider of radiotherapy and oncology products, purchased MDS Nordion’s external beam therapy and self-contained irradiator product lines for $15 million in cash.  Best Medical acquired these two product lines, which have combined annualized revenues of approximately $32 million and approximately 150 employees.  Once the Company made the decision to dispose of the product lines, the Company followed the guidance of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” and recorded a loss on sale of this business in the amount of $4 million in the first quarter of 2008.  Related to the disposal, $1 million of the loss was allocated to the impairment of goodwill.  In accordance with SFAS No. 88, ”Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, a pension curtailment gain of approximately $1 million was recorded in the second quarter of 2008 as a result of the transfer of employees to Best Medical.

c. In October 2006, the Company signed an agreement to sell its Canadian laboratory services business, MDS Diagnostic Services, in a CAD$1.325 billion transaction.  The sale of MDS Diagnostic Services closed in February 2007.  This strategic sale was designed to shift the Company’s business focus to the global life sciences market.   The results of discontinued MDS Diagnostic Services were as follows:

Nine monthsended July 31
($ millions, except for earnings per share)	2007
Net revenues	$95
Cost of revenues	(57)
Selling, general and administration	(15)
Operating income	23
Gain on sale of discontinued operations	904
Interest income	1
Income taxes	(117)
Minority interest	(4)
Equity earnings	1
Income from discontinued operations	$808
Basic earnings per share from discontinued operations	$5.99

6.	Inventories
	As at July 31	As at October 31
($ millions)	2008	2007
Raw materials and supplies	$71	$83
Work-in process	17	34
Finished goods	23	26
	111	143
Allowance for excess and obsolete inventory	(10)	(15)
Inventories – net	$101	$128

7.	Long-Term Investments and Other
	As at July 31,	As at October 31,
($ millions)	2008	2007
Financial instrument pledged as security on long-term debt (note a)	$43	$46
Long-term notes receivable (note b)	36	125
Equity investments (note c)	5	10
Equity investments in joint ventures (note c)	24	38
Available for sale investments (note d)	16	24
Deferred pension assets	41	39
Other long-term investments (note e)	7	4
Venture capital investments	-	4
Long-term investments and other	$172	$290

a.	Financial Instrument Pledged as Security on Long-term Debt
The financial instrument pledged as security on long-term debt, which is classified as held to maturity, and the long-term notes receivable, have fair values that approximate their carrying value. Other long-term investments, excluding those classified as available for sale, are recorded at cost.

b.	Long-term Notes Receivable
In 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and Atomic Energy of Canada Limited related to the MAPLE reactor project, a long-term note receivable for $38 million after discounting was received by the Company.  This non-interest bearing note receivable is repayable over four years commencing in 2008.  The note receivable is net of an unamortized discount based on an imputed interest rate of 4.5%.  The value as at July 31, 2008 is $47 million, of which $11 million is included in notes receivable. The note receivable will be accreted up to its face amount of CAD$53 million over a period of four years.   Please refer to note 8 for information regarding the MAPLE Reactor Project.

A $73 million Canadian denominated note receivable relating to the sale of the diagnostics business referred to in Note 5 was reclassified from long-term investments and other to note receivable as it is due on March 31, 2009.

c.	Equity Investments
	As at July 31	As at October 31
($ millions)	2008	2007
Lumira Capital Corp	$5	$10
MDS AT joint ventures	24	38
Equity investments	$29	$48

The Company accounts for its investments in significantly influenced companies and joint ventures using the equity method of accounting. The Company owns 45.7% of the outstanding share capital of Lumira Capital Corp (“Lumira” – formerly MDS Capital Corp.)  Lumira is an investment fund management company that also has long-term investments in development–stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability.  The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises.  These investments are subject to measurement uncertainty, and adverse developments could result in further write-downs of the carrying values.  In 2007, the Company wrote down this investment to its estimated fair value and recorded a provision of $6 million in other expenses.   In February 2008, the Company received $4 million in cash from Lumira as a distribution and reduction in stated capital.  The Company reduced its investment in Lumira accordingly.

d.	Available for Sale Investments
Included with available for sale investments is an investment in non-bank sponsored asset backed commercial paper (ABCP) issued by two trusts with an original cost of $17 million. These investments matured in September 2007 but as a result of liquidity issues in the ABCP market, they did not settle at maturity.  In September 2007, a Pan-Canadian Investors Committee for Third Party Asset Backed Commercial Paper (the Committee) was formed to propose a solution to the liquidity problem in the ABCP market.

While no adjustment was recorded in the first quarter of 2008, an impairment loss of $2 million was recognized in the fourth quarter of fiscal 2007.  In March 2008, the Committee filed with the Ontario Superior Court of Justice a restructuring arrangement. The holders of ABCP voted in favour of the Committee’s restructuring plan. The Company has estimated the fair value of its investments in ABCP using all currently available information and assumptions that market participants would use in pricing such investments. The Company reviewed information provided by the Committee, JP Morgan, DBRS, current investment ratings, valuation estimates of the underlying assets and general economic conditions. Accordingly, the Company used a scenario-based probability-weighted discounted cash flow approach to value its investment at April 30, 2008 and recognized an impairment loss of $3 million in the second quarter of 2008 representing a 20% reduction of the face value of the investments and for a total write-down of $5 million representing a 30% reduction in the fair value of the investment.  A change in the estimate of the composition of the underlying assets may affect the face value of the investments in the future.  During the third quarter of 2008, market conditions surrounding liquidity of ABCP continued to experience some volatility, however, no additional adjustment was deemed necessary.  The assumptions used in estimating fair value of ABCP are subject to change, which may result in further adjustments.

e.	Other Long-term Investments
The Company holds 6,480,282 Common shares in Entelos Inc. (Entelos), a U.S. based company listed on the London Stock Exchange.   The Entelos shares were received by the Company as part of an exchange under a merger agreement dated August 29, 2007 between Entelos and Iconix Bioscience Inc. (Iconix).  As at July 31, 2008, the Entelos shares have a market value of $2 million.

In addition, under the terms of the merger agreement between Entelos and Iconix, the Company may earn further common shares of Entelos as defined in the agreement and based upon specified earnings over the twelve months ended August 31, 2008.  As at July 31, 2008, the Company’s estimate of the fair value of the earn-out is $4 million and is included in “prepaid expenses and other” (October 31, 2007 - $4 million). The fair value of the earn-out is subject to measurement uncertainty.  The recognized amount of the earn-out is based on the Company’s best information and judgment in which the Company is expecting to finalize the value of the earn out in the fourth quarter of 2008 noting that actual results could differ from the original recorded value of $4 million.

8.	MAPLE Reactor
In 1996, MDS entered into an agreement with Atomic Energy of Canada, Limited (AECL), a Crown corporation  for the design, development and construction of two nuclear reactors and a processing facility, known as the MAPLE project.  The project was intended to replace AECL’s current National Research Universal reactor (NRU) which produces approximately 50% of the world’s medical isotopes.  AECL agreed to provide interim supply of medical isotopes from NRU until the MAPLE project was operational.  The MAPLE project was to be completed by the year 2000 at a planned cost to MDS of $145 million.

By 2005, the project was not yet completed and costs had more than doubled, with MDS’s investment exceeding $350 million.  To address these issues, MDS entered mediation with AECL that resulted in a new agreement between AECL and MDS on February 22, 2006 providing for both interim and long-term supply of medical isotopes.   Under the interim and long-term supply agreement (ILTSA), AECL paid the Company $22 million, assumed ownership of the MAPLE facilities and took responsibility for all costs associated with completing the project and the future production of medical isotopes from the MAPLE facilities.  The parties retained certain rights related to existing claims.  In addition, AECL acquired $47 million of MAPLE-related inventories in exchange for a non-interest bearing note having a net present value of $38 million, to be repaid over four years commencing in 2008.  The agreement requires AECL to supply medical isotopes to MDS Nordion over a 40-year period, upon the MAPLE facilities meeting certain operational criteria, in exchange for a fixed percentage of the selling price.  In accordance with SFAS No. 153, “Exchanges of Non-monetary Assets”, the Company exchanged the MAPLE asset for the 40-year supply agreement which was recorded as an intangible asset at its fair value of $308 million.  This amount is to be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins.  The Company recorded a loss on this transaction of $36 million in 2006.

On May 16, 2008, AECL and the Government of Canada, announced their intention to discontinue the development work on the MAPLE reactors located at Chalk River laboratories, effective immediately.  The MAPLE reactors were to replace the NRU reactor and provide MDS Nordion with a long-term source of supply of medical isotopes under the ILTSA.  MDS has substantial financial interests in the success of the MAPLE project, primarily through the 40-year supply commitment from AECL, as part of the exchange of non-monetary assets contained in the ILTSA.

The Company was neither consulted nor informed in advance by AECL or the Canadian government about their decision.  Prior to their May 16, 2008 announcement, AECL had consistently maintained in regular project review meetings with the Company that it would complete the MAPLE project.  AECL’s announcement and position represents a different perspective on AECL’s obligations than that held by MDS.  On July 9, 2008, MDS served AECL with notice of arbitration proceedings.  MDS will be seeking an order to compel AECL to fulfill its obligations under the ILTSA and if not granted, will seek significant monetary damages.  MDS has concurrently filed a court claim for $1.6 billion in damages against AECL, for negligence and breach of contract, and against the Government of Canada, for inducing breach of contract and for interference with economic relations.

 AECL and the Government of Canada also announced that its decision will not impact the current supply of medical isotopes and that AECL will continue to supply medical isotopes, using the NRU reactor and will pursue an extension of the NRU operation beyond its current expiry date of October 31, 2011.  While MDS supports this decision, it does not adequately address long-term supply.

MDS is reviewing the impact on its business from an operational and financial reporting perspective. The principal U.S. GAAP reporting exposure for MDS related to the announcement is its intangible asset associated with the 40-year supply agreement currently carried at $336 million (valued at the July 31, 2008 exchange rate).  MDS will continue to evaluate the intangible asset for possible impairment and the relevant financial reporting implications based upon the progress of any dialogue, negotiations or legal proceedings between AECL, the Government of Canada and the Company.  It is the Company’s position that AECL has breached its contract with MDS, and the Company will continue to monitor the proceedings and potential outcome which, at this time, we deem to be uncertain.

9.	Bank Indebtedness
The Company has a CAD$500 million operating line facility.  As at July 31, 2008, the Company had drawn CAD$15 million on this facility.  The amount was subsequently repaid in August 2008.

10.	Restructuring Charges
An analysis of the activity in the provision through July 31, 2008 is as follows:
($ millions)	Restructuring Charge	Cumulative drawdowns		Provision Balance at July 31, 2008
		Cash	Non-cash
2007:
Workforce reductions	$17	$(14)	$(2)	$1
Equipment and other asset write-downs	2	(1)	2	3
Contract cancellation charges	5	(6)	1	-
Other	14	(11)	(3)	-
	$38	$(32)	$(2)	$4
2008:
Workforce reductions	9	(2)	-	7
Contract cancellation charges	1	-	-	1
	$10	$(2)	$-	$8

A restructuring charge of $10 million was recorded in the third quarter of 2008 related primarily to the MDS Pharma Services ($8 million) and MDS Analytical Technologies ($2 million) segments.  Cash utilization of $2 million was recorded with respect to this restructuring in the third quarter.  The majority of the 2008 restructuring activities are expected to be completed by the end of 2008.

Cash utilization of $1 million was recorded with respect to the 2007 restructuring activities in the third quarter of 2008.  The remaining balance primarily relates to the MDS Pharma Services segment.  The 2007 restructuring activities are expected to be completed by the end of 2009.

11.	Asset Impairment
In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets” (SFAS 144), during the third quarter of 2008, the Company recorded an asset impairment charge of $11 million to reduce the net book value of certain long-lived assets to their estimated fair value.  The impairment charge relates to a building at its bio-analytical laboratory facilities in Montreal which will no longer be utilized.

12.	Other Income (Expenses)
	Three months ended July 31		Nine months ended July 31
($ millions)	2008	2007	2008	2007
Write-down of investments/valuation provisions	-	-	(3)	(6)
(Loss) gain on sale of investment	(1)	-	1	2
Gain (loss) on sale of business	-	-	(4)	1
Curtailment gain on pension	-	-	1	(2)
Acquisition integration costs	-	(1)	(1)	-
FDA reversal (provision)	-	-	10	(61)
Foreign exchange gain (loss)	2	(4)	5	(5)
Loss on embedded derivatives	-	-	(1)	-
Other	-	(2)	(1)	(6)
Other income (expense) – net	$1	$(7)	$7	$(77)

During the second quarter of 2008, a write-down of $3 million was taken for ABCP.  The Company did not record additional impairment of its investment in asset-backed commercial paper ABCP in the third quarter of fiscal 2008 (see note 7d).

During fiscal 2007, the Company recorded a provision of $61 million to reimburse clients who have incurred or will incur third-party audit costs or study re-run costs to complete the work required by the FDA or other regulators.  The Company has utilized approximately $19 million of this reserve to date, an amount partially offset by the impact of foreign currency fluctuations on the liability.  While the Company believes it has substantially completed the majority of all required site audits, we still await final reimbursement requests for many of these audits.  Based on information currently available, the Company believes that a reserve of approximately $32 million is required to cover study audits, re-runs and other related costs.  Approximately $10 million was reversed in the second quarter of fiscal 2008 with no further adjustment made in the third quarter of 2008.  Management will continue to closely monitor the FDA matter and related provision.

13.	Earnings Per Share
a.	Dilution
	Three months ended July 31		Nine months ended July 31
(number of shares in millions)	2008	2007	2008	2007
Weighted average number of Common shares outstanding – basic	122	123	122	135
Impact of stock options assumed exercised	-	-	-	-
Weighted average number of Common shares outstanding – diluted	122	123	122	135

b.	Pro-Forma Impact of Stock-Based Compensation
Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of operations.  For the Company, this includes those stock options issued prior to November 1, 2003.

For purposes of these pro-forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	Three months ended July 31		Nine months ended July 31
($ millions, except earnings per share)	2008	2007	2008	2007
Net income	$(10)	$7	$18	$760
Compensation expense for options granted prior to November 1, 2003	-	-	-	(1)
Net income – pro-forma	$(10)	$7	$18	$759

Pro-forma basic earnings per share	$(0.08)	$0.06	$0.15	$5.63
Pro-forma diluted earnings per share	$(0.08)	$0.06	$0.15	$5.62

14.	Share Capital
At July 31, 2008, the authorized share capital of the Company consists of unlimited Common shares.  The Common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

The following table summarizes information on share capital and stock options and related matters as at July 31, 2008:

(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2007	122,578	$493
Issued during the period	401	6
Repurchased during the period	(1,885)	(8)
Balance as at July 31 , 2008	121,094	$491

During the third quarter of 2008, the Company repurchased 1,013,200 Common shares under a normal course issuer bid for a cost of $15 million.  Of the total cost, $4 million was charged to share capital, $2 million was charged to other comprehensive income and $9 million was charged to retained earnings.  For the nine months ended July 31, 2008 1,885,300 Common shares were purchased under a normal course issuer bid for a cost of $32 million, with $8 million charged to share capital, $4 million charged to comprehensive income and $20 million charged to retained earnings.  Under the terms of its existing normal course issuer bid, the Company is entitled to purchase up to 4,136,766 Common shares between July 3, 2008 and July 2, 2009, of which 400,000 Common shares have been purchased to date.

15.	Stock-based Compensation

CAD$ options (number of stock options in thousands)	Number	Average Exercise Price
Stock options
Balance as at October 31, 2007	5,555	$19.66
Activity during the period:
Granted	39	20.29
Exercised	(401)	16.17
Cancelled or forfeited	(569)	20.75
Balance as at July 31, 2008	4,624	$19.84

US$ options (number of stock options in thousands)	Number	Average Exercise Price
Stock options
Balance as at October 31, 2007	-	$-
Activity during the period:
Granted	1,149	15.92
Exercised	-	-
Cancelled or forfeited	-	-
Balance as at July 31, 2008	1,149	$15.92

During the third quarter of 2008, the Company granted nil CAD$ options and 1,137,000 US$ options (2007 – 883,600 and nil) at an average exercise price of CAD$ nil and US$15.90, respectively (2007 – CAD$21.77 and US$ nil).  Options outstanding have a fair value determined using the Black-Scholes model of CAD$4.51 and US$4.14 per share respectively (2007 – CAD$4.44 and US$ nil) based on the following:

CAD$ options	2008	2007
Risk-free interest rate	3.3% 0.0% 21% 4.40	3.9% 0.0% 21% 3.17
Expected dividend yield
Expected volatility
Expected time to exercise (years)

US$ options	2008	2007
Risk-free interest rate	3. 6% 0.0% 23% 4.40	- - - -
Expected dividend yield
Expected volatility
Expected time to exercise (years)

The stock compensation expense for the nine months ended July 31, 2008 was $4 million (nine months ended July 31, 2007 - $2 million), which has been recorded in selling, general and administration expenses and as additional paid in-capital within share capital.

Incentive Plans

The Company has been utilizing mid-term incentive plans (MTIP) since 2005. The 2006 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of CAD$22.00 and CAD$26.00 respectively. The term of the Performance Share Units (PSUs) is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. Payout on certain PSUs will be in the form of Deferred Share Units (DSUs) and the balance will be paid in cash. During 2006, the price hurdle was met and 50% of the issued units vested.  A payment of $3 million was made related to these vested units in the first quarter of 2008.  A further payment of $1 million was made in the third quarter of 2008 related to these vested units.

The 2007 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of CAD$25.30 and CAD$27.50, respectively. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle.

The 2008 MTIP will vest on December 15, 2010 and the number of PSUs granted will be determined based on achieving a target rate for 2010 cash earnings per share of between US$1.17 and US$1.31. The final number of vested units can range from 0% to 200% of the number of PSUs granted. Payout will occur not later than 60 days following the vesting date.

The Company records the cost of its MTIP compensation plans at fair value based on assumptions that are consistent with those used to determine the fair value of stock compensation.  The table below shows the liability and expense related to the plans:

Liability	As at July 31, 2008	As at October 31, 2007
2006 Plan	$2	$11
2007 Plan	-	3
2008 Plan	2	-
Total	$4	$14

Expense (Income)	Three months ended July 31		Nine months ended July 31
	2008	2007	2008	2007
2006 Plan	$(1)	$1	$(6)	$2
2007 Plan	(2)	-	(3)	-
2008 Plan	-	-	2	-
Total	$(3)	$1	$(7)	$2

16.	Accumulated Other Comprehensive Income
($ millions)	As at July 31, 2008	As at October 31, 2007
Accumulated other comprehensive income, net of income taxes, beginning of period	$490	$328
Foreign currency translation	(91)	183
Unrealized gain on available-for-sale assets, net of tax	-	(3)
Unrealized gain (loss) on derivatives designated as cash flow hedges, net of tax	(5)	8
Reclassification of realized gains, net of tax	-	(4)
Adoption of FAS 158	-	11
Repurchase and cancellation of Common shares	(4)	(33)
Accumulated other comprehensive income, net of income taxes, end of period	$390	$490

The foreign currency translation gain in 2007 was mainly a result of the effect of the strengthening Canadian dollar (approximately 19% for 2007) and the strengthening euro on assets and earnings.  The foreign currency translation loss in 2008 is mainly a result of the effect of the weakening Canadian dollar (approximately 8% for the first three quarters of 2008) on Canadian denominated assets.

17.	Employee Benefit Plans
The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

Defined Benefit Pension Plans:
	Three months ended July 31		Nine months ended July 31
($ millions)	2008	2007	2008	2007
Service cost	$1	$1	$3	$3
Interest cost	3	3	9	7
Expected return on plan assets	(4)	(4)	(12)	(10)
Recognition of actuarial gains	-	(1)	-	(2)
Curtailment gain	-	-	(1)	-
	$-	$(1)	$(1)	$(2)

Other Benefit Plans:
	Three months ended July 31		Nine months ended July 31
($ millions)	2008	2007	2008	2007
Service cost	$-	$-	$-	$-
Interest cost	-	-	1	1
Expected return on plan assets	-	-	-	-
	$-	$-	$1	$1

MDS recorded a curtailment gain of approximately $1 million in the second quarter of 2008 related to the transfer of staff from MDS to Best Medical International Inc. as a result of the sale of the external beam therapy and self-contained irradiator product lines, as per Note 5.

18.	Income Taxes
The Company’s effective tax rate for the third quarter of 2008 was nil. The tax recovery was increased by $1 million of tax credits relating to research and development that were recognized during the third quarter.  The impact of the sale of the Company’s external beam therapy and self-contained irradiator product lines business resulted in a $1 million increase to expected taxes during the third quarter.  The impact of foreign losses that the Company could not recognize during the third quarter resulted in a $4 million increase to expected taxes.

	Three months ended July 31		Nine months ended July 31
($ millions)	2008	2007	2008	2007
Expected income tax expense (recovery) at MDS’s 33% (2007 – 35%) statutory rate	$(3)	$3	$5	$(25)
Increase (decrease) to taxes as a result of:
Tax credits for research and development	(1)	(1)	(4)	(7)
Sale of business	1	-	-	-
Foreign losses not recognized	4	1	5	9
Valuation provisions	-	-	1	2
Impact of rate changes on deferred tax balances	-	-	(11)	-
Other	(1)	(2)	2	(2)
Reported income tax expense (recovery)	$-	$1	$(2)	$(23)

19.	Supplementary Cash Flow Information
Non-cash items affecting net income comprise:
	Three months ended July 31		Nine months ended July 31
($ millions)	2008	2007	2008	2007
Depreciation and amortization	$25	$24	$75	$56
Stock option compensation	1	1	4	2
Deferred revenue	-	(1)	-	(3)
Deferred income taxes	1	(1)	(26)	46
Equity earnings – net of distribution	-	(1)	10	8
Impairment of long-lived assets	11	-	11	-
Write-down of investments	-	-	3	6
Loss on disposal of equipment and other assets	1	1	5	5
Mark-to-market of derivatives	-	1	1	12
FDA (reversal) provision	-	10	(10)	61
Gain on sale of investment	-	-	-	2
Other	(4)	1	(9)	-
	$35	$35	$64	$195

Changes in non-cash operating assets and liabilities balances relating to operations include:
	Three months ended July 31		Nine months ended July 31
($ millions)	2008	2007	2008	2007
Accounts receivable	$-	$(23)	$20	$(15)
Unbilled revenue	8	1	(5)	12
Inventories	17	(3)	15	(10)
Prepaid expenses and others	(4)	(2)	(5)	9
Accounts payable and accrued liabilities	(17)	(20)	(109)	(33)
Income taxes	(12)	5	(58)	(4)
Deferred income	1	-	5	-
Other operating asset and liabilities	5	-	7	-
	$(2)	$(42)	$(130)	$(41)

20.	Financial Instruments
The carrying amounts and fair values for all derivative financial instruments are as follows:
		As at July 31		As at October 31
($ millions)		2008		2007
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- assets	$-	$-	$7	$7
Currency forward and option	- liabilities	$(2)	$(2)	$(12)	$(12)
Interest rate swap and option contracts		$-	$-	$(1)	$(1)

As of July 31, 2008, the Company had outstanding foreign exchange contracts in place to sell $65 million at a weighted average exchange rate of CAD$1.105 maturing over the next 12 months.

In addition to the above derivatives, isotope supply agreements totalling $121 million include terms that result in the creation of an embedded currency derivative under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. Under the rules contained in SFAS 133, we have determined the value of this derivative and marked it to market as at July 31, 2008.  The supply contract is denominated in U.S. dollars and due to currency movements between the U.S. and Canadian dollar we have recorded an unrealized, mark-to-market loss of $2 million on the contract year to date.  There was no significant mark-to-market adjustment required for the third quarter of 2007.

The Company has other supply agreements containing embedded derivatives with a notional amount of $36 million.  Under SFAS 133, the unrealized mark-to-market gain for the nine months ended July 31, 2008 was $1 million.

21.	Segment Information

In accordance with SFAS No 131, “Disclosures About Segments of an Enterprise and Related Information”, the Company operates within three business segments – pharmaceutical services, isotopes and analytical technologies.  These segments are organized predominantly around the products and services provided to customers identified for the businesses.

($ millions)				Three months ended July 31, 2008
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$72	$83	$-	$155
Service revenues	122	-	21	-	143
Reimbursement revenues	23	-	-	-	23
Total revenues	145	72	104	-	321
Direct product cost	-	(35)	(60)	-	(95)
Direct service cost	(94)	(1)	(3)	-	(98)
Reimbursed expenses	(23)	-	-	-	(23)
Selling, general and administration	(31)	(12)	(18)	(2)	(63)
Research and development	-	-	(19)	-	(19)
Depreciation and amortization	(9)	(3)	(12)	(1)	(25)
Asset impairment	(11)	-	-	-	(11)
Restructuring charges - net	(8)	-	(2)	-	(10)
Other income (expenses) - net	-	(1)	1	1	1
Operating income (loss)	(31)	20	(9)	(2)	(22)
Equity earnings	-	-	14	-	14
Segment earnings (loss)	$(31)	$20	$5	$(2)	$(8)
Total assets	$767	$690	$876	$353	$2,686
Capital expenditures	$7	$3	$2	$2	$14

Total assets exclude assets held for sale of $6 million.  A portion of the costs related to service revenue in MDS Analytical Technologies is included in selling, general and administration and research and development expenses.

($ millions)				Three months ended July 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$76	$94	$-	$170
Service revenues	118	-	20	-	138
Reimbursement revenues	25	-	-	-	25
Total revenues	143	76	114	-	333
Direct product cost	-	(39)	(70)	-	(109)
Direct service cost	(82)	-	(1)	-	(83)
Reimbursed expenses	(25)	-	-	-	(25)
Selling, general and administration	(30)	(13)	(20)	(3)	(66)
Research and development	-	(1)	(19)	-	(20)
Depreciation and amortization	(8)	(4)	(12)	-	(24)
Restructuring charges - net	(1)	-	-	(2)	(3)
Other expenses - net	(2)	(1)	(3)	(1)	(7)
Operating income (loss)	(5)	18	(11)	(6)	(4)
Equity earnings	-	-	15	-	15
Segment earnings (loss)	$(5)	$18	$4	$(6)	$11
Total assets	$820	$699	$840	$419	$2,778
Capital expenditures	$21	$3	$2	$1	$27

($ millions)				Nine months ended July 31, 2008
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$207	$268	$-	$475
Service revenues	370	5	70	-	445
Reimbursement revenues	73	-	-	-	73
Total revenues	443	212	338	-	993
Direct product cost	-	(111)	(185)	-	(296)
Direct service cost	(277)	(3)	(11)	-	(291)
Reimbursed expenses	(73)	-	-	-	(73)
Selling, general and administration	(93)	(36)	(59)	(14)	(202)
Research and development	-	(2)	(59)	-	(61)
Depreciation and amortization	(26)	(9)	(39)	(1)	(75)
Asset impairment	(11)	-	-	-	(11)
Restructuring charges - net	(9)	-	(2)	-	(11)
Other income (expenses) - net	14	(6)	(1)	-	7
Operating income (loss)	(32)	45	(18)	(15)	(20)
Equity earnings	-	-	38	-	38
Segment earnings (loss)	$(32)	$45	$20	$(15)	$18
Total assets	$767	$690	$876	$353	$2,686
Capital expenditures	$22	$9	$5	$6	$42

Total assets exclude assets held for sale of $6 million.  A portion of the costs related to service revenue in MDS Analytical Technologies is included in selling, general and administration and research and development expenses.

($ millions)				Nine months ended July 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$210	$194	$-	$404
Service revenues	354	4	50	-	408
Reimbursement revenues	71	-	-	-	71
Total revenues	425	214	244	-	883
Direct product cost	-	(108)	(155)	-	(263)
Direct service cost	(251)	(2)	(2)	-	(255)
Reimbursed expenses	(71)	-	-	-	(71)
Selling, general and administration	(95)	(36)	(37)	(13)	(181)
Research and development	-	(3)	(45)	-	(48)
Depreciation and amortization	(26)	(10)	(19)	(1)	(56)
Restructuring charges - net	(32)	-	-	(9)	(41)
Other expenses - net	(68)	-	(5)	(4)	(77)
Operating income (loss)	(118)	55	(19)	(27)	(109)
Equity earnings	-	-	40	-	40
Segment earnings (loss)	$(118)	$55	$21	$(27)	$(69)
Total assets	$820	$699	$840	$419	$2,778
Capital expenditures	$28	$5	$6	$4	$43

22.	Differences Between Canadian and U.S. Generally Accepted Accounting Principles
U.S. GAAP accounting principles used in the preparation of these consolidated financial statements conform in all material respects to Canadian GAAP, except as set out below.

a. Accounting for equity interests in joint ventures – The Company owns 50% interests in two partnerships that are subject to joint control. Under U.S. GAAP, the Company records its share of earnings of these partnerships as equity earnings. Under Canadian GAAP, the Company proportionately consolidates these businesses. Under the proportionate consolidation method of accounting, MDS recognizes its share of the results of operations, cash flows, and financial position of the partnerships on a line-by-line basis in its consolidated financial statements and eliminates its share of all material intercompany transactions with the partnerships. While there is no impact on net income from continuing operations or earnings per share from continuing operations as a result of this difference, there are numerous presentation differences affecting the disclosures in these consolidated financial statements and in certain of the supporting notes.

b. Research and development – The Company expenses research and development costs as incurred. Under Canadian GAAP, the Company is required to capitalize development costs provided certain conditions are met. Such capitalized costs are referred to as deferred development costs and they are amortized over the estimated useful life of the related products, generally periods ranging from three to five years.

c. Investment tax credits – The Company records non-refundable investment tax credits as a reduction in current income tax expense in the year in which the tax credits are earned. The majority of non-refundable investment tax credits earned by MDS are related to research and development expenditures. Under Canadian GAAP, non-refundable investment tax credits are recorded as a reduction in the expense or the capital expenditure to which they relate.

d. Embedded derivatives – Under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS 133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Canadian GAAP is largely aligned with SFAS 133 for most embedded derivatives; however, Canadian GAAP provides exemptions for contracts that are written in a currency that is not the functional currency of one of the substantial parties to the contract but which is a currency in common usage in the economic environment of one of the contracting parties. The Company has elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in U.S. dollars.

e. Currency forward and option contracts – The Company currently designates the majority of the forward foreign exchange contracts it enters into as hedges of future anticipated cash inflows. In prior years, these contracts did not qualify for treatment as hedges and, accordingly, such contracts were carried at fair value and changes in fair value were reflected in earnings. Under Canadian GAAP, all such contracts were eligible for hedge accounting, and as a result, gains and losses on these contracts were deferred and recognized in the period in which the cash flows to which they relate were incurred.

f. Comprehensive income – U.S. GAAP requires that a statement of other comprehensive income and accumulated other comprehensive income be displayed with the same prominence as other financial statements. Under Canadian GAAP, statements of other comprehensive income and accumulated other comprehensive income were not required for years prior to the Company’s 2007 fiscal year.

g. Pensions – Under U.S. GAAP, the net funded status of pension plans sponsored by a company are fully reflected in the consolidated assets or liabilities of the Company. The amount by which plan assets exceed benefit obligations or benefit obligations exceed plan assets, on a plan-by-plan basis, is reflected as an increase in assets or liabilities, with a corresponding adjustment to accumulated other comprehensive income.  Under Canadian GAAP, only the net actuarial asset or liability is reflected in the consolidated financials statements.

h. Stock-based compensation – Under U.S. GAAP, certain equity-based incentive compensation plans are accounted for under the liability method using a fair value model to determine the amount of the liability at each period end.  Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

i. As per Note 3 (h):  The Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011.  While domestic issuers will be required to make the transition by 2011, the CSA in a Concept Paper provided a tentative conclusion allowing domestic issuers who are also SEC registrants, like MDS, to continue to report under U.S. GAAP for two years from the transaction date of 2011.  Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 may also be permitted.

j. As mentioned in Note 2, in the fourth quarter of 2007 during the preparation of the 2007 annual financial statements under U.S. GAAP, an error was identified in the prior interim financial statements with respect to certain stock-based incentive compensation plans.  The Company has corrected this error of $2 million in these consolidated financial statements.  The previous Canadian GAAP to U.S. GAAP reconciliation is therefore amended by the below restated reconciliation.

Consolidated Statements of Financial Position
As at July 31, 2008 ($ millions)	2008 Canadian GAAP	Reconciling Adjustments	Reference	2008 U.S. GAAP
Assets
Current assets
Cash and cash equivalents	$138	$(8)	a	$130
Short-term investments	-	-		-
Accounts receivable, net	269	(1)	a	268
Notes receivable	83	-		83
Unbilled revenue	103	-		103
Inventories, net	104	(3)	a	101
Income taxes recoverable	56	-		56
Current portion of deferred tax assets	46	-		46
Prepaid expenses and other	42	4	d	46
Assets held for sale	6	-		6
Total current assets	$847	$(8)		$839

Property, plant and equipment, net	350	(3)	a	347
Deferred tax assets	28	-		28
Long-term investments and other	184	(12)	a,b,g	172
Goodwill	827	(22)	a	805
Intangible assets, net	516	(15)	a	501
Total assets	$2,752	$(60)		$2,692

Liabilities and Shareholders’ Equity
Current liabilities
Bank indebtedness	$15	$-		$15
Accounts payable and accrued liabilities	290	(8)	a,e,h	282
Current portion of deferred revenue	78	-		78
Income taxes payable	17	(1)	a	16
Current portion of long-term debt	20	-		20
Current portion of deferred tax liabilities	22	-		22
Total current liabilities	$442	$(9)		$433

Long-term debt	279	-		279
Deferred revenue	14	-		14
Other long-term obligations	33	-		33
Deferred tax liabilities	149	(13)	f,h	136
Total liabilities	$917	$(22)		$895

Shareholders’ equity
Share capital	504	(13)	h	491
Additional paid in capital	-	76	h	76
Retained earnings	953	(113)	b,d,g,h	840
Accumulated other comprehensive income	378	12	a,f,g	390
Total shareholders’ equity	$1,835	$(38)		$1,797
Total liabilities and shareholders’ equity	$2,752	$(60)		$2,692

Consolidated Statements of Financial Position
As at October 31 ($ millions)	2007 Canadian GAAP	Reconciling Adjustments	Reference	2007 U.S. GAAP
Assets
Current assets
Cash and cash equivalents	$259	$(37)	a	$222
Short-term investments	91	11		102
Accounts receivable	284	3	a,d	287
Unbilled revenue	99	-		99
Inventories, net	134	(6)	a	128
Income taxes recoverable	54	-		54
Current portion of income taxes	45	-		45
Prepaid expenses and other	21	14		35
Assets held for sale	1	-		1
Total current assets	988	(15)		973

Property, plant and equipment, net	390	(4)	a	386
Deferred tax assets	4	-		4
Long-term investments and other	284	6	a,b,g	290
Goodwill	797	(15)		782
Intangible assets, net	601	(18)	a	583
Total assets	$3,064	$(46)		$3,018

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$391	$(7)	a,h	$384
Current portion of deferred revenue	71	-		71
Income taxes payable	57	-		57
Current portion of long-term debt	94	-		94
Current portion of deferred tax liabilities	10	-		10
Total current liabilities	623	(7)		616

Long-term debt	290	-		290
Deferred revenue	16	1		17
Other long-term obligations	29	1		30
Deferred tax liabilities	182	(14)	f,h	168
Minority interest	1	(1)		-
Total liabilities	1,141	(20)		1,121

Shareholders’ equity
Share capital	502	(9)	h	493
Additional paid-in capital	n/a	72	h	72
Retained earnings	945	(103)	b,d,g,h	842
Accumulated other comprehensive income	476	14	a,f,g	490
Total shareholders’ equity	1,923	(26)		1,897
Total liabilities and shareholders’ equity	$3,064	$(46)		$3,018

Consolidated Statements of Operations
	Three months ended July 31, 2008			Nine months ended July 31, 2008
($millions, except per share amounts)	CDN GAAP	Recon. Items[1]	U.S. GAAP	CDN GAAP	Recon. Items[1]	U.S. GAAP	Reference
Revenues
Products and services	$308	$(10)	$298	$941	(21)	$920	a
Reimbursement revenues	23	-	23	73	-	73
Total revenues	331	(10)	321	1,014	(21)	993

Costs and expenses
Cost of revenues	(190)	(3)	(193)	(584)	(3)	(587)
Reimbursed expenses	(23)	-	(23)	(73)	-	(73)
Selling, general and administration	(60)	(3)	(63)	(191)	(11)	(202)	a,e,h
Research and development	(11)	(8)	(19)	(31)	(30)	(61)	a,b,c
Depreciation and amortization	(28)	3	(25)	(84)	9	(75)	a
Asset Impairment	(11)	-	(11)	(11)	-	(11)
Restructuring charges - net	(10)	-	(10)	(11)	-	(11)
Other expense - net	-	1	1	3	4	7	b,d
Total costs and expenses	(333)	(10)	(343)	(982)	(31)	(1,013)

Operating income (loss)	(2)	(20)	(22)	32	(52)	(20)

Interest expense	(6)	1	(5)	(17)	-	(17)
Interest income	3	-	3	13	-	13
Mark-to-market on interest rate swaps	-	-	-	-	2	2
Equity earnings	-	14	14	-	38	38	a
Income (loss)	(5)	(5)	(10)	28	(12)	16

Income tax (expense) recovery
- current	-	1	1	(31)	7	(24)
- deferred	1	(2)	(1)	27	(1)	26

Net income	$(4)	$(6)	$(10)	$24	$(6)	$18

Basic earnings (loss) per share - from continuing operations	$(0.03)	$(0.05)	$(0.08)	$0.20	$(0.05)	$0.15
Basic earnings (loss) per share	$(0.03)	$(0.05)	$(0.08)	$0.20	$(0.05)	$0.15

Diluted earnings (loss) per share - from continuing operations	$(0.03)	$(0.05)	$(0.08)	$0.20	$(0.05)	$0.15
Diluted earnings (loss) per share	$(0.03)	$(0.05)	$(0.08)	$0.20	$(0.05)	$0.15
[1] Reconciling items between Canadian GAAP and U.S. GAAP

Consolidated Statements Of Operations

	Three months ended July 31, 2007			Nine months ended July 31, 2007
($millions, except per share amounts)	CDN GAAP	Recon. Items[1]	U.S. GAAP	CDN GAAP	Recon. Items[1]	U.S. GAAP
Revenues
Products and services	$-	$-	$308	$-	$-	$812
Reimbursement revenues	-	-	25	-	-	71
Total revenues	321	12	333	844	39	883
Costs and expenses
Cost of revenues	-	-	(192)	-	(2)	(518)
Reimbursed expenses	-	(25)	(25)	-	(71)	(71)
Selling, general and administration	(74)	8	(66)	(194)	13	(181)
Research and development	(9)	(11)	(20)	(21)	(27)	(48)
Depreciation and amortization	(28)	4	(24)	(65)	9	(56)
Restructuring charges - net	(3)	-	(3)	(44)	3	(41)
Other expense - net	(2)	(5)	(7)	(68)	(9)	(77)
Total costs and expenses	(308)	(29)	(337)	(908)	(84)	(992)
Operating income (loss) from continuing operations	13	(17)	(4)	(64)	(45)	(109)
Interest expense	(6)	-	(6)	(20)	-	(20)
Interest income	4	-	4	18	-	18
Mark-to-market on interest note swaps	-	(1)	(1)	-	-	-
Equity earnings	-	15	15	-	40	40
Income (loss) from continuing operations before income taxes	11	(3)	8	(66)	(5)	(71)
Income taxes (expense) recovery:
- current	(3)	8	5	15	19	34
- deferred	-	(6)	(6)	-	(11)	(11)
Income (loss) from continuing operations	8	(1)	7	(51)	3	(48)
Income from discontinued operations - net of income tax	(1)	1	-	808	-	808
Net income	$7	$-	$7	$757	$3	$760
Basic earnings (loss) per share: - from continuing operations	$0.07	$(0.01)	$0.06	$(0.37)	$0.01	$(0.36)
- from discontinued operations	(0.01)	-	(0.01)	5.99	-	5.99
Basic earnings per share	$0.06	$(0.01)	$0.05	$5.62	$0.01	$5.63
Diluted earnings (loss) per share: - from continuing operations	$0.07	$(0.01)	0.06	$(0.38)	$0.02	$(0.36)
- from discontinued operations	(0.01)	-	(0.01)	5.98	0.01	5.99
Diluted earnings per share	$0.06	$(0.01)	$0.05	$5.60	$0.03	$5.63
[1] Reconciling items between Canadian GAAP and U.S. GAAP

Consolidated Statements Of Cash Flows

	Three months ended July 31, 2008			Nine months ended July 31, 2008
($ millions)	CDN GAAP	Recon. Items[1]	U.S. GAAP	CDN GAAP	Recon. Items[1]	U.S. GAAP
Operating activities
Net income	$(4)	$(6)	$(10)	$24	$(6)	$18
Adjustments to reconcile net income to cash provided (used in) operating activities relating to continuing operations
Items not affecting current cash flow	32	3	35	41	23	64
Changes in non-cash working capital balances relating to operations	(4)	2	(2)	(136)	6	(130)
Cash provided by (used in) operating activities	24	(1)	23	(71)	23	(48)

Investing activities
Acquisitions	(16)	-	(16)	(18)	-	(18)
Increase in deferred development charges	(1)	1	-	(6)	6	-
Purchase of property, plant and equipment	(14)	-	(14)	(42)	-	(42)
Proceeds from sale of property, plant and equipment	-	-	-	3	-	3
Proceeds on sale of short-term investments	-	-	-	101	-	101
Proceeds on sale of long-term investment	1	-	1	8	-	8
Proceeds on sales of product line	15	-	15	15	-	15
Increase of the restricted cash	1	-	1	(2)	-	(2)
Other	-	-	-	-	-	-
Cash provided by (used in) investing activities of continuing operations	(14)	1	(13)	59	6	65
Financing activities
Repayment of long-term debt	-	-	-	(81)	-	(81)
Increase in bank indebtedness	15	-	15	15	-	15
Issuance of shares	1	-	1	6	-	6
Repurchase of shares	(15)	-	(15)	(32)	-	(32)
Cash used in financing activities	1	-	1	(92)	-	(92)
Effect of foreign exchange rate changes on cash and cash equivalents	(1)	(5)	(6)	(2)	(15)	(17)
Increase (decrease) in cash and cash equivalents during the period	10	(5)	5	(106)	14	(92)
Cash and cash equivalents, beginning of period	128	(3)	125	244	(22)	222
Cash and cash equivalents, end of period	$138	$(8)	$130	$138	$(8)	$130
[1] Reconciling items between Canadian GAAP and U.S. GAAP

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three months ended July 31, 2007			Nine months ended July 31, 2007
($millions)	CDN GAAP	Recon. Items[1]	Restated U.S. GAAP (Note 2)	CDN GAAP	Recon. Items[1]	Restated U.S. GAAP (Note 2)
Cash flows from operating activities
Net income	$7	$-	$7	$757	$3	$760
Less: Income from discontinued operations – net of tax	(1)	1	-	808	-	808
Income (loss) from continuing operations	8	(1)	7	(51)	3	(48)
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	41	(6)	35	197	(2)	195
Changes in non-cash working capital balances relating to operations	(41)	(1)	(42)	(32)	(9)	(41)
Cash provided by (used in) operating activities of continuing operations	8	(8)	-	114	(8)	106
Cash used in operating activities of discontinued operations	1	-	1	(52)	-	(52)
	9	(8)	1	62	(8)	54
Investing activities
Acquisitions	2	-	2	(601)	-	(601)
Purchase of Intangibles	(1)	1	-	(1)	1	-
Increase in deferred development charges	(5)	5	-	(7)	7	-
Purchase of property, plant and equipment	(28)	1	(27)	(45)	2	(43)
Proceeds from sale of property, plant and equipment	-	-	-	-	-	-
Proceeds on sale of short-term investments	14	-	14	165	-	165
Purchase of short-term investments	(81)	-	(81)	(118)	-	(118)
Proceeds on sale of long-term investments	-	-	-	13	-	13
Increase of restricted cash	-	-	-	(3)	-	(3)
Other	(2)	-	(2)	(2)	-	(2)
Cash provided by investing activities of continuing operations	(101)	7	(94)	(599)	10	(589)
Cash provided by (used in) investing activities of discontinued operations	-	-	-	929	-	929
Financing activities
Repayment of long-term debt	(1)	-	(1)	(8)	-	(8)
Increase (decrease) in deferred revenue and other long-term obligations	1	-	1	1	-	1
Payment of cash dividends	-	-	-	(3)	-	(3)
Issuance of shares	5	-	5	15	-	15
Repurchase of shares	-	-	-	(441)	-	(441)
Cash used in financing activities of continuing operations	5	-	5	(436)	-	(436)
Cash used in financing activities of discontinued operations	-	-	-	(2)	-	(2)
Effect of foreign exchange rate changes on cash and cash equivalents	10	1	11	14	1	15
Net increase in cash and cash equivalents during the period	(77)	-	(77)	(32)	3	(29)
Cash and cash equivalents, beginning of period	290	(3)	287	245	(6)	239
Cash and cash equivalents, end of period	213	(3)	210	213	(3)	210
[1] Reconciling items between Canadian GAAP and U.S. GAAP

Three months ended July 31			Nine months ended July 31
($millions, except per share amounts)	2008	Restated Note 2 2007	2008	Restated Note 2 2007
Net income (loss) from continuing operations in accordance with U.S. GAAP	$(10)	$7	$18	$(48)
U.S. GAAP adjustments:
Deferred development costs - net	1	3	7	4
Deferred development costs written off	-	-	-	(3)
Mid term incentive plan reversal	3	(2)	(3)	(5)
Mark-to-market on embedded derivatives	1		2	-
Defined benefit pension plans	-		1	-
Unrealized gains on foreign exchange contracts and interest rate swaps	-	-	-	-
Reduction in income tax expense arising from GAAP adjustments	1	-	(1)	1
Net income (loss) from continuing operations in accordance with Canadian GAAP	(4)	8	24	(51)
Income from discontinued operations in accordance with Canadian and U.S. GAAP – net of tax	-	(1)	-	808
Net (loss) income in accordance with Canadian GAAP	$(4)	$7	$24	$757

Basic earnings (loss) per share in accordance with Canadian GAAP
- from continuing operations	$(0.03)	$0.07	$0.20	$(0.37)
- from discontinued operations	-	(0.01)	-	5.99
Basic earnings per share	$(0.03)	$0.06	$0.20	$5.62

Diluted earnings (loss) per share in accordance with Canadian GAAP
- from continuing operations	$(0.03)	$0.07	$0.20	$(0.38)
- from discontinued operations	-	(0.01)	-	5.98
Diluted earnings per share	$(0.03)	$0.06	$0.20	$5.60

Recent Canadian Accounting Pronouncements

a.
Capital disclosures – The CICA issued Section 1535, “Capital Disclosures”, which requires the disclosure of both the qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies, and processes for managing capital.

b.
Inventories – The CICA issued Section 3031, “Inventories”, which replaces existing Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards.  The new Section includes changes to the measurement of inventories, including guidance on costing, impairment testing, and disclosure requirements.

c.
Financial instruments – The CICA issued Section 3862 “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation” to replace Section 3861, “Financial Instruments – Disclosure and Presentation”.

The Company has adopted Sections 1535, 3862 and 3863 effective for its fiscal year beginning November 1, 2007 and these sections affect disclosures only.  The Company is required to adopt Section 3031 effective November 1, 2008.  The Company is currently evaluating the effects that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.